Avocats à la Cour de Paris Solicitors of the Supreme Court of England and Wales	25 rue de Marignan 75008 Paris Telephone (33) 1 56 43 56 43 Facsimile (33) 1 43 59 41 96 Palais J 030 Direct Line +33 1 56 43 58 82 Direct Fax +33 1 43 59 50 84 tom.oneill@linklaters.com

Cecilia D. Blye Chief, Office of Global Security Risk Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 United States of America

September 13, 2005

Our Ref L-077191

Dear Ms. Blye,

Air France-KLM Form 20-F for the fiscal year ended March 31, 2004 / File no. 1-32139

We refer to the comment letter of the Office of Global Security Risk (the “Office”) dated August 26, 2005 on the above referenced 2004 annual report on Form 20-F of Air France-KLM (the “Letter”). Set forth below in detail is the response of Air France-KLM.

Response

Air France-KLM conducts a shareholder survey through Euroclear France, known as a Titres au Porteur Identifiés, or TPI, at the end of each financial quarter to ascertain to the extent possible the nationality of its shareholders. Air France-KLM assumes for this purpose that all holders of its ordinary shares in the form of American Depositary Receipts (“ADRs”) are U.S. persons. The process takes several weeks to complete. Air France-KLM last conducted such a survey as of June 30, 2005. Based on such survey and to the best of Air France-KLM’s knowledge, 6.8% of Air France-KLM’s ordinary shares, whether in the form of ordinary shares or ADRs, were held by residents of the United States. Air France-KLM cannot conduct an additional shareholder survey within the time delay requested by the Office for a response to the Letter, and would not ordinarily do so before the end of its financial quarter ending September 30, 2005. Air France-KLM has no reason to believe that the percentage of U.S. shareholders holding its ordinary shares and ADRs has materially changed since June 30, 2005. Air France-KLM notes that, as disclosed in its annual report on Form 20-F for the financial year ended March 31, 2005 (the “Annual Report on Form 20-F”), filed with the Securities and Exchange Commission (the “Commission”) on July 20, 2005, such figure was also 6.8%. As disclosed in its annual report on Form 20-F for the financial year ended March 31, 2004, such figure was 5.05%.

Air France-KLM does not publish for its shareholders its revenues from the United States only, whether by destination or area of sale. Air France-KLM has informed us that for the financial year ended March 31, 2005, 13.3% of Air France-KLM’s revenues by destination were derived from North America (including the United States and Canada) and 10.2% of its revenues by area of sale were derived from North America. Such figures for the financial quarter ended June 30, 2005 were 14.5% and 10.8%, respectively. In terms of its capital raising activities Air France issued ordinary shares (and established an ADR facility for the

A list of the names of the partners and their professional qualifications is open to inspection at the above office. The partners are solicitors, registered foreign lawyers or registered European lawyers.

Please refer to www.linklaters.com/regulation for important information on the regulatory position of the firm.

issuance of ADRs) in May 2004 in connection with its exchange offer for the common shares of KLM Royal Dutch Airlines and initial registration with the Commission. It also issued warrants for ordinary shares (and established a facility for American Depositary Warrants (“ADWs”)) at such time. The warrants and ADWs become exercisable on November 6, 2005 but are currently significantly out of the money. Their exercise price is €20 per ordinary share or American Depositary Share, while the closing price on Euronext France of an Air France-KLM ordinary share on September 12, 2005 was €14.43 per ordinary share. In addition, as disclosed on page 25 of the Annual Report on Form 20-F, Air France offered and sold Euro 450 million of bonds convertible into Air France-KLM shares in April 2005. These bonds were offered and sold in a public offering in France and were privately placed to institutional investors outside the United States only in accordance with Regulation S under the Securities Act of 1933 (the “Securities Act”). The bonds and the warrants are the only securities issued giving access to Air France-KLM’s share capital since its initial public offering in France in 1999.

The Office notes in the Letter that Air France-KLM’s exposure to reputational harm and negative impact might be greater than all other major airlines using the Amadeus system in view of Air France-KLM’s ownership interest in Amadeus Global Travel Distribution S.A. (“Amadeus GTD”) and Amadeus GTD’s ownership interest in Amadeus SCL. Air France-KLM respectfully disagrees. While Air France-KLM believes that no such potential exposure is likely to have a negative impact on its share value because Amadeus SCL is immaterial to Air France-KLM shareholders (and even to shareholders of Amadeus GTD), it believes that any negative impact would follow from an airline’s contribution to the revenues of Amadeus SCL, i.e., from its use of the Amadeus travel reservation system and related services. Air France-KLM notes, for example, press reports dated September 8, 2005 that United Airlines and Lufthansa have confirmed that they are overhauling their computer systems using technology developed by Amadeus GTD, which is reported to be used in addition by British Airways and Qantas Airways. In terms of its use of the travel reservation system and related services, Air France-KLM believes that it is not in a materially different position from all other major airlines. In addition, Air France-KLM believes that ownership is particularly not relevant to any potential risk of reputational harm under circumstances where Air France-KLM does not control Amadeus GTD, its decision to invest in Amadeus SCL or Amadeus SCL itself. As disclosed in Air France-KLM’s Annual Report on Form 20-F, in June 2005 Amadeus GTD was the subject of a public tender offer during which BC Partners Holdings Limited and Cinven Limited acquired joint control of Amadeus GTD. Following the tender offer, Air France-KLM’s percentage of voting rights in Amadeus GTD (which it holds indirectly through Wam Acquisition S.A.) was reduced to 22.96%, with Lufthansa and Iberia also remaining indirect minority shareholders in the Amadeus GTD.

The Office has also noted that Air France-KLM’s exposure may be different from that of other companies in which the public may invest that have no contact with the Sudan, which, Air France-KLM respectfully emphasizes, do not include any of the world’s other major airlines and Air France-KLM’s competitors. Air France-KLM could not prove, nor does it respectfully believe that it should be required to under tits obligation to provide material information to investors about itself and its securities, that its risk could never be greater than such other companies. However, Air France-KLM notes that it has never received, at any time since its initial registration with the Commission any question or other expression of interest from any investor in the operations of Amadeus SCL. This is the case even though Amadeus GTD’ interest in Amadeus SCL was disclosed in Air France’s initial registration statement on Form F-4 filed the Commission on April 5, 2004 and the Air France-KLM annual report on Form 20-F for the financial year ended March 31, 2004 filed with the commission on September 29, 2004. Finally, Air France-KLM has no information that would lead it to believe that the investors who are or would be subject to the proposed or adopted legislation regarding divestment cited by the Office are investors in Air France-KLM’s shares. In any event, Air France-KLM is one of the largest companies listed on its primary market, the Eurolist of Euronext France, which is a deep and liquid market on which Air France’s shares have been listed since its initial public offering in France in 1999. Air France-KLM does not believe, based on its current knowledge of its shareholding, that its share price would be materially impacted even if such entitles were required to divest any holding in Air France-KLM.

For these reasons, as well as those outlined in Air France-KLM’s initial response to the Office dated April 5, 2005, having duly considered quantitative and qualitative aspects of materiality, Air France-KLM respectfully believes that its indirect interest in Amadeus SCL does not pose a material investment risk to Air France-KLM security holders.

* * * * *

Should the Office have any questions or require any additional information, please telephone Thomas N. O’Neill III (tel: +331 5643 5882), or Deborah Smith (tel: +331 5643 5616). For your convenience, our e-mail addresses are tom.oneill@linklaters.com, and deborah.smith@linklaters.com, respectively.

Yours sincerely

/s/ Thomas N. O’Neill III
Thomas N. O’Neill III

cc:	Jack Guggenheim, Office of Global Security Risk

Max Webb, Assistant Director, Division of Corporate Finance

Dominique Barbarin, Air France-KLM

Jean-Marc Bardy, Air France-KLM

Louis Bedoucha, Air France-KLM